October 15, 2018

J. Anthony Gallegos, Jr.
Chief Executive Officer
Independence Contract Drilling, Inc.
20475 State Highway 249, Suite 300
Houston, TX 77070

       Re: Independence Contract Drilling, Inc.
           Registration Statement on Form S-3
           Filed October 9, 2018
           File No. 333-227754

Dear Mr. Gallegos:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources